===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  FORM 11-K/A


(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 1998

                                       OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 from the transition period from _____to_____

                        Commission file number:  0-22163

                                ---------------

                   AMERITRADE HOLDING CORPORATION ASSOCIATES
                              PROFIT SHARING PLAN
                            (Full title of the plan)

                         AMERITRADE HOLDING CORPORATION
                 4211 SOUTH 102ND STREET, OMAHA, NEBRASKA 68127
     (Name of Issuer of Securities and Address Principal Executive Office)

                                ---------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 5, 1999            Name of Plan:  Ameritrade Holding Corporation
                                                Associates Profit Sharing Plan

                                 Signature:     /s/ Robert T. Slezak
                                                -----------------------------
                                                Robert T. Slezak
                                                Plan Administrator

===============================================================================

AMERITRADE HOLDING CORPORATION
ASSOCIATES PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGES

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 1998 AND 1997:

  Statements of Net Assets Available for Benefits                             2

  Statements of Changes in Net Assets Available for Benefits                  3

  Notes to Financial Statements                                              4-6

SUPPLEMENTAL SCHEDULES:

 Item 27a - Schedule of Assets Held for Investment Purposes,
  December 31, 1998                                                           7

 Item 27d - Schedule of Reportable Transactions for the Year Ended
  December 31, 1998                                                           8

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Ameritrade Holding Corporation
Associates Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates Profit Sharing Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Omaha, Nebraska
February 3, 1999

AMERITRADE HOLDING CORPORATION
ASSOCIATES PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                             1998          1997
ASSETS:

Investments, at fair value (Note D):

  Ameritrade Holding Corporation Class A common stock                      $87,774,624   $40,752,504
  Mutual funds                                                                    --         722,617
  Commercial Paper                                                             108,000       299,000
                                                                           -----------   -----------
                                                                            87,882,624    41,774,121

Receivables:
  Accrued interest                                                                 378         1,490
  Accrued employer contribution                                              1,032,103       659,859
Cash                                                                                 4          --
                                                                           -----------   -----------
       Total Assets                                                         88,915,109   $42,435,470
                                                                           -----------   -----------

LIABILITIES:

Note payable (Note E)                                                          600,000          --
Accrued interest payable                                                         3,867          --
                                                                           -----------   -----------

       Total Liabilities                                                       603,867          --
                                                                           -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                                          $88,311,242   $42,435,470
                                                                           ===========   ===========


See notes to financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                           1998          1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Net appreciation of fair value of investments        $47,111,023   $29,034,684
  Employer contribution                                  1,032,103       659,859
  Mutual fund dividend income                               10,566        37,809
  Interest income                                           17,660        19,793
  Mutual fund capital gains                                   --          18,300
  Distributions repaid                                        --          15,639
  Other income                                                 530           930
                                                       -----------   -----------

       Total Additions                                  48,171,882    29,787,014

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to plan participants                     2,266,602       278,285
  Interest expense                                          29,508          --
                                                       -----------   -----------

       Total Deductions                                  2,296,110       278,285
                                                       -----------   -----------

NET INCREASE                                            45,875,772    29,508,729

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     42,435,470    12,926,741
                                                       -----------   -----------

  End of year                                          $88,311,242   $42,435,470
                                                       ===========   ===========



See notes to financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Ameritrade Holding Corporation Associates Profit Sharing Plan (the Plan) are prepared on the accrual basis of accounting.

     The Employer (Ameritrade Holding Corporation) has appointed John Joe Ricketts and Marlene M. Ricketts as Trustees of the Plan. The Trustees have been granted discretionary authority concerning purchases and sales of investments in the Plan. The investments and changes therein of this Plan have been reported to the Plan by the Trustees as having been determined through the use of fair value for all assets of the Plan. Realized gains or losses and unrealized appreciation or depreciation in the fair value of investments are determined using beginning of year fair value or purchase price if acquired during the year. Investments are valued as follows:

       - COMMERCIAL PAPER - Commercial paper is valued at face value, which is considered a reasonable estimate of fair value.

       - AMERITRADE HOLDING CORPORATION CLASS A COMMON STOCK - The Class A common stock is stated at fair value as determined by quoted market prices.

         On August 18, 1998, Ameritrade Holding Corporation effected a stock split of its Class A common stock in the form of a two-for-one stock dividend. This increased the number of shares in the Plan from 1,393,248 to 2,786,496. All per share amounts presented have been adjusted for this split. On January 25, 1999, the Employer announced another two-for-one split of its Class A common stock effective on or about February 22, 1999. The impact of this split is not reflected in the Plan's financial statements.

       - MUTUAL FUNDS - Mutual funds are stated at fair value as determined by quoted market prices.

     Benefits are recorded by the Plan when paid.

     The Company pays all administrative costs for the Plan. Such costs are not reflected in the Plan's financial statements.

     USE OF ESTIMATES - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

B.   DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a qualified defined contribution profit-sharing plan covering all associates of Ameritrade Holding Corporation and its subsidiary companies who are at least 21 years of age and have completed one or more years of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS - Contributions to provide benefits under the Plan are made by the employer, as determined at the sole discretion of the Board of Directors. Employer contributions and forfeitures are allocated to the participants as of the last day of the Plan year based on the percentage of the participant's compensation to the total of all participants' compensation. Allocations of earnings are pro rata based on the participant's account balance. Voluntary participant contributions are not permitted.

     VESTING - Vesting for Employer contributions is as follows:

          Less than two years                               0%
          Two years, but less than three years             20%
          Three years, but less than four years            40%
          Four years, but less than five years             60%
          Five years, but less than six years              80%
          Six years                                       100%

     PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested account or a series of periodic payments. At December 31, 1998 and 1997, distributions payable to terminated associates were $17,143,137 and $3,991,112, respectively.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested.

C.   TAX STATUS

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the Plan's net investment income is exempt from income taxes. The Internal Revenue Service has determined and informed the Plan by a letter dated September 1, 1998, that the Plan as last amended November 11, 1997, is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designed. As such, no provision for federal income taxes is reflected in the Plan's financial statements.

D.   PLAN INVESTMENTS

     Plan investments consist of the following at December 31:

                                                                            1998               1997
       INVESTMENTS AT FAIR VALUE AS DETERMINED BY
         QUOTED MARKET PRICE:
           Ameritrade Holding Corporation Class A common stock*          $87,774,624        $40,752,504
           Janus Worldwide Fund                                                   --            375,409
           Oppenheimer Champion Income Fund A                                     --            347,208
           General Electric Capital Corporation commercial paper                  --            299,000
           First Credit Corporation commercial paper                         108,000                 --
                                                                         -----------        -----------

                                                                         $87,882,624        $41,774,121
                                                                         ===========        ===========

                                                                            1998               1997
       Net Change in Fair Value:
        Investment at fair value as determined by quoted market price:
         Ameritrade Holding Corporation Class A common stock             $47,022,120        $28,996,974
         Mutual funds                                                         88,903             37,710
                                                                         -----------        -----------

            Net Appreciation in Fair Value                               $47,111,023        $29,034,684
                                                                         ===========        ===========

* Exceeds 5% of net assets available for benefits.


E.   NOTE PAYABLE

     At December 31, 1998, the Plan has a $600,000 note payable to a bank, due April 30, 1999, with interest paid monthly at a variable rate (7.25% at December 31, 1998). The note is collateralized by 100,000 shares of Ameritrade Holding Corporation Class A common stock.

F.   PARTIES-IN-INTEREST

     The Plan holds shares of Ameritrade Holding Corporation Class A common stock. Ameritrade Holding Corporation is a party-in-interest.

AMERITRADE HOLDING CORPORATION
ASSOCIATES PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

        COLUMN B                         COLUMN C                COLUMN D       COLUMN E
                                   DESCRIPTION OF INVESTMENT
                                      INCLUDING COLLATERAL,
IDENTITY OF ISSUE, BORROWER,       RATE OF INTEREST, MATURITY                    CURRENT
  LESSOR OR SIMILAR PARTY          DATE, PAR OR MATURITY VALUE      COST          VALUE

Ameritrade Holding Corporation*    Class A common stock,
                                    2,786,496 shares, $0.01
                                     par value per share          $ 246,227       $87,774,624

First Credit Corporation           Commercial paper, 4.50%,
                                    due January 5, 1999             108,000           108,000
                                                                  ---------       -----------

                                                                  $ 354,227       $87,882,624
                                                                  =========       ===========

*Represents a party-in-interest

AMERITRADE HOLDING CORPORATION
ASSOCIATES PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

SERIES OF TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


         COLUMN A                 COLUMN B          COLUMN C      COLUMN D        COLUMN E        COLUMN F       COLUMN G
                                                                                   TOTAL           TOTAL
                                                                                   DOLLAR          DOLLAR
       IDENTITY OF               DESCRIPTION       NUMBER OF       NUMBER         VALUE OF         VALUE         NET GAIN
     PARTY INVOLVED                OF ASSET        PURCHASES      OF SALES        PURCHASES       OF SALES       OR (LOSS)

First Credit Corporation       Commercial Paper       32            31           $6,722,000       $6,614,000     $  --